Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WiTopia, Inc.
11654 Plaza America Dr., #316
Reston, VA 20190
https://www.witopia.com

Up to $1,069,996.86 in Common Stock at $1.77
Minimum Target Amount: $9,998.73

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WiTopia, Inc.
Address: 11654 Plaza America Dr., #316, Reston, VA 20190
State of Incorporation: DE
Date Incorporated: June 20, 2003

Terms:

Equity

Offering Minimum: $9,998.73 | 5,649 shares of Common Stock
Offering Maximum: $1,069,996.86 | 604,518 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.77
Minimum Investment Amount (per investor): $299.13

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 10% bonus shares

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 7% bonus shares

Early Bird Bonus

Invest within the following 7 days and receive an additional 5% bonus shares

Amount-Based:

Tier 1: $1500+

Invest $1,500+ and receive 3% bonus shares.

Tier 2: $3000+

Invest $3000+ and receive 5% bonus shares.

Tier 3: $5,000+

Invest $5,000+ and receive 7% bonus shares.

Tier 4: $15,000+

Invest $10,000+ and receive 9% bonus shares.

Tier 5: $25,000+

Invest $25,000+ and receive 11% bonus shares.

Tier 6: $50,000+

Invest $50,000+ and receive 13% bonus shares.

**All perks occur when the offering is completed*

The 10% StartEngine Owners' Bonus

WiTopia, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.77 per share, you will receive and own 110 shares of Common Stock for $177.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

WiTopia, Inc. ("WiTopia" or the "Company") is an encrypted services provider focused on online/network privacy and security. The two current primary products are personalVPN™, a VPN (Virtual Private Network) service, and SecureMyEmail™, an encrypted email service.

The Company sells to consumers, as well as businesses and organizations. The services are primarily accessed through software applications that access the company's systems and are sold online through the company website, as well as Apple and Google online stores.

WiTopia is a C-Corporation incorporated in the state of Delaware and headquartered in Reston, VA. The Company has no subsidiaries. WiTopia was originally incorporated in the state of Delaware under the name Full Mesh Networks, Inc. in June 2003. The Company operated under the name Full Mesh Networks until September 2008, when it changed its name to WiTopia.

Competitors and Industry

Industry

According to Statista, the global VPN market is expected to grow from 25.41 billion USD in 2019 to 75.59 billion USD by 2027. Meanwhile, Verified Market Research states the Email Encryption Market was valued at USD 3.86 billion in 2019 and is projected to reach $19.26 billion by 2027, growing at a CAGR of 24.01% from 2020 to 2027.

We believe the VPN space to be a large, fast-growing, highly competitive market, with many participants. WiTopia is a smaller, but well-respected, player in the VPN segment and we have recently completed a substantial update to our software and systems in preparation for rapid growth.

The encrypted email space is smaller than the VPN market currently, but is forecasted to experience major growth, not only due to the demand for online privacy and the recognized security risk that unencrypted email poses to individuals and businesses but legislation such as HIPAA and the GDPR that legally require that email is secured. In our opinion, the market is highly disruptible due to the fact existing players have complex, expensive, and often, antiquated solutions.

Competition

Potential competitive targets can be organized by their capabilities versus SecureMyEmail's new approaches.

Email providers such as ProtonMail, which claims 50 million users, and HushMail typically mandate that a user change their email address to one of theirs to encrypt it. With SecureMyEmail, a user can encrypt up to 8 of their *current* email addresses, including those from major providers such as Google, Yahoo, and Microsoft, without having to change to a new email address.

Another company, Virtru, who serves "More than 20,000 organizations across all industries and millions of end users worldwide...," has a similar approach to SecureMyEmail as they do encrypt users' *current* email addresses. However, their lack of easy onboarding, freemium or free trial offerings, and high pricing suggests they are primarily focused on large enterprises and, we believe, will be less appealing to consumers and small-medium businesses where SecureMyEmail is focused.

There are also several older players such as Zix Corp, with over 218M in revenue in 2020, that have, in our opinion, expensive service with an antiquated "portal" method that is not end-to-end encrypted and can be complex to install for organizations.

We believe SecureMyEmail™, with its instant user onboarding, end-to-end zero-knowledge encryption, freemium/free trial business model, ease-of-use, and built-in virality is poised to quickly grow to be a dominant player in the segment. The encrypted email service will also serve as a key differentiator and awareness-builder for the company and, through pricing strategies and bundling, will also help us rapidly build market share in the VPN market.

Current Stage and Roadmap

The company has completed a major update of its VPN software and systems recently and the services are currently for sale.

The encrypted email service has recently been completed and is enjoying solid reviews and is building a customer base daily.

With proper capitalization, we plan to enter a high growth phase where we believe we can not only build quick market share in the encrypted email segment through marketing and sales, but leverage the service as a differentiator to also grow VPN market presence with bundled offerings and additional promotions and pricing strategies.

The Team

Officers and Directors

Name: William Bullock

William Bullock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)

Dates of Service: June 20, 2003 - Present
Responsibilities: AS Chief Executive Officer, Mr. Bullock's functions include Strategy, Sales, Support, Marketing, Product Development. Salary 240K per annum.

Name: Steven Shippa

Steven Shippa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer (CTO)
  Dates of Service: June 20, 2003 - Present
  Responsibilities: As Chief Technology, Mr. Shippa is the Company's technical lead for Product Development, Operations, Finance, and strategic initiatives. Salary = 240K per annum.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the WiTopia, Inc. (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the online/network security or related industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on providing digital privacy and security services. Our revenues are therefore dependent upon the market for digital privacy and security services.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights,

we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service for WiTopia, Inc. or in its computer systems could reduce the attractiveness of our products and services and result in a loss of investors and customers interested in using our products and services. Further, we rely on a third-party network and technology providers to provide elements of our products and services. Any disruptions of services or cyber-attacks either on our network and technology providers or on WiTopia, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Reliance on open source software
WiTopia, like most software, technology, and digital security companies, relies upon open source software for critical elements of its systems and products. A technical issue with, lack of development of, including abandonment of, or material changes in the management, ownership, or strategy of those open source projects could significantly impact the business, including requirement of incurring the cost of licensing and integrating commercial replacements, or developing replacements ourselves.

Dependence on Encryption Technologies
The Company relies on the continued viability of multiple encryption methods and protocols and their ability to prevent unauthorized decryption by outside parties. A compromise of one, or more, of the encryption methods or protocols utilized could negatively impact the business, perhaps severely, depending on how quickly corrective actions could be implemented.

More "privacy-friendly" laws or policies may diminish desire or need for the Company's products.
A main selling point of the Company's services is enhanced digital privacy. Future legislation by governments, or policies by organizations that handle personal and business data, that enhance digital privacy could diminish the potential demand and market potential for the Company's products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Shippa	4,000,000	Common Stock	47.0
William Bullock	4,000,000	Common Stock	47.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 604,518 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 8,500,000 shares,

includes 8,000,000 shares of Common Stock and 500,000 shares of issued options.

<u>Stockholder Agreement</u>

Shares are subject to a 20-day Right of First Refusal per section 1.1 of the Stockholder Agreement.

1. Rights of First Refusal and Co-Sale Rights.

1.1 Right of First Refusal.

(a) Notice. Should any Stockholder (or a Permitted Transferee, as defined below) propose to accept one or more bona fide offers (collectively, a "Purchase Offer") from any persons to purchase Shares or other capital stock held by such Stockholder (the "Shares") (other than as set forth in Section 1.4(a) of this Agreement), such Stockholder (sometimes called a "Selling Stockholder") shall promptly deliver a notice (the "Notice") to the Company and each other Stockholder (the "Non-selling Stockholders") stating (i) the Selling Stockholder's bona fide intention to sell or otherwise transfer Shares; (ii) the name of each proposed purchaser or other transferee ("Proposed Transferee"); (iii) the number of Shares (the "Offered Shares") proposed to be transferred to each Proposed Transferee; (iv) the bona fide cash price or other consideration for which the Selling Stockholder proposes to transfer the Offered Shares (the "Offered Price"), and (v) the estimated closing date of such transfer of such shares, and the Selling Stockholder shall offer the Offered Shares at the Offered Price to the Company and the Non-selling Stockholders prior to accepting such Purchase Offer.

Shares are subject to Drag Along Rights per provision 1.3 of the Stockholder Agreement:

1.3 Drag Along Rights. If a Proposed Transferee (which is neither a Stockholder or an Affiliate of a Stockholder) agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Stockholders sufficient to cause a Change in Control, and the Non-selling Stockholders and the Company do not exercise their right to purchase the Offered Shares under Section 1.1, the Selling Stockholders or any of them shall have the right to compel the Non-selling Stockholders to participate in the sale to the Proposed Transferee at the same time and on the same terms and conditions as offered to the Selling Stockholders. If the Selling Stockholders exercise the rights provided by this Section, the Selling Stockholders shall provide written notice to the Non-selling Stockholders at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the Proposed Transferee and the number of Shares proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Proposed Transferee (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Non-selling Stockholders shall be required to sell a number of Shares to the Proposed Transferee equal to (x) the total number of Shares owned by such Non-selling Stockholder, multiplied by (y) the percentage represented by the ratio of the number of Shares

being sold by the Selling Stockholders to the total number of Shares owned by the Selling Stockholders, all on an as converted basis. Notwithstanding the foregoing, a Stockholder need not participate in such sale if the Stockholder is required to provide joint and several indemnification to the Proposed Transferee, or is required to indemnify the Proposed Transferee for damages in an amount equal to more than the Stockholder's pro rata share of damages based on the percentage of the Company's outstanding shares of common stock on a fully diluted basis, which are owned by such Stockholder.

Please see the Company's Stockholder Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

For the fiscal year ending December 31, 2020, revenues were $1,910,679 compared to $1,957,459 for the fiscal year ending December 31, 2019.

Revenues stayed mostly flat as the company's focus and revenue were invested in upgrades to our VPN systems and software, as well as developing and launching a production version of our new email encryption service. This was done in anticipation of a capital raise to fund revenue growth.

Cost of Goods Sold

For the fiscal year ending December 31, 2020, cost of goods sold was $721,066 compared to $706,477 for the fiscal year ending December 31, 2019. COGS increased slightly in 2020, versus 2019, as well as reached 37.7% due to increased investment in developing the new email encryption service and upgrades and application

development for the existing VPN service.

Gross Margin

For the fiscal year ending December 31, 2020, gross margins were $1,189,614 compared to $1,250,983 for the fiscal year ending December 31, 2019. Gross margin fell slightly from 63.9% in 2019 to 62.2% in 2019 and, again, was historically low for the Company as the ROI for the large development costs has not yet been realized in the Company's revenues.

Expenses

For the fiscal year ending December 31, 2020, expenses were $1,122,870 compared to $943,994 for the fiscal year ending December 31, 2019. Expenses showed an increase in 2020 mostly due to a $121,000 write down from a dissolved partnership and increased Profesional Services costs to pay for additional technical support during upgrades and migrations during the Company's new software development and customer migration.

Net Operating Income

For the fiscal year ending December 31, 2020, net operating income was $77,902 compared to $266,655 for the fiscal year ending December 31, 2019. This was a difference of $188,753 almost entirely due to a PayPal Working Capital Loan for $188,000 that was realized as cash in December 2019. Net income was also at historic lows for the Company during this period, as was gross income, due to the investment in new software development without yet realizing future ROI from sales of the software. Now that the VPN service upgrades and development of new email encryption services are complete, future sales revenues should increase gross and net income.

Historical results and cash flows:

Historical flows are not representative of what investors should expect in the future. The most cash-flow intensive area over the last 2 years, besides payroll, has been software development. Cash was generated by sales and loans.

A ground-up upgrade of our VPN systems and software, including the development of new desktop and mobile VPN apps was completed.

Simultaneously, we developed and launched our new email encryption service complete with software for Mac, Windows, Android, and iOS.

Now that primary software development is complete, and products are launched and selling, we move to a promotion and growth phase, where cash flow will be shifted more towards marketing and sales in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

We presently have approximately $130K in cash and annual sales of approximately $2M.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We do have existing annual sales of ~$2M, but the funds from the campaign are critical to funding the marketing and sales plans we have for the products, especially the new email encryption service. If the raise was unsuccessful, this could drastically affect our growth as well as result in substantial adjustments to our operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from the campaign are not necessary to the overall viability of the company, but an unsuccessful raise would result in major changes to future plans and, likely, current operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With our current burn rate of 30-40k per month, combined with only a minimum raise, we would be able to operate the Company 3-4 months with current sales and operational expenses. In the event of a minimum raise, we would quickly move to mitigate the burn rate with reductions in operational expenses (payroll, employee benefits, etc.) as well as the ramp-up of the sales pipeline and sales promotions to generate additional revenue. Nevertheless, a minimum raise would force material changes to the company and our growth plans.

How long will you be able to operate the company if you raise your maximum funding goal?

As our products are now selling, and have received positive feedback from reviews and customers, as well as allowed capture of some churn data and advertising ROI analysis, we believe a maximum raise would provide ample funding of our marketing and sales plans and, therefore, produce sufficient revenues for the company to remain operational for the foreseeable future. However, as unforeseen events are always possible, we anticipate a maximum raise would allow operations, without adjustments, for 24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Beyond anticipated growth in sales revenue, which we believe will be our primary source of new capital and could negate the necessity for additional capital sources, the Company is nearing the successful pay off of loans from PayPal and Stripe, which would not only increase daily sales revenues but also likely allow future loans if needed. Lastly, dependent upon the ROI of our sales and marketing efforts, the Company may seek additional capital raises to accelerate growth in the future, but this is unknown currently.

Indebtedness

- **Creditor:** Capital One
  Amount Owed: $99,989.00
  Interest Rate: 4.25%

- **Creditor:** Funding Circle
  Amount Owed: $189,908.00
  Interest Rate: 17.99%
  Maturity Date: August 08, 2024

- **Creditor:** PayPal Working Captial
  Amount Owed: $62,944.00
  Interest Rate: 0.0%
  The original loan amount was $188,000 with a loan fee of $12,765. There is no interest owed beyond the loan fee. The repayment terms are 30% of PayPal revenue is deducted per transaction until loan is satisfied so the maturity date is not exact but is anticipated to be January 2022 with current revenue.

- **Creditor:** PayPal Loan Builder
  Amount Owed: $60,302.00
  Interest Rate: 0.0%
  Maturity Date: January 28, 2022

- **Creditor:** Stripe
  Amount Owed: $68,383.00
  Interest Rate: 0.0%
  This loan was originated on April 19, 2021 with a total amount of $71, 296.00, which included a fixed payment of $7,296.00 and net proceeds of $64,000. The repayment terms are 20% of the Company's Stripe-based credit card transaction revenue are used towards satisfaction of the loan. The estimated maturity date of the loan is October 2022 with current sales revenue, but would be shortened with increased sales.

- **Creditor:** SBA
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 23, 2050

Related Party Transactions

- **Name of Entity:** William Bullock
  Relationship to Company: CEO and Director
  Nature / amount of interest in the transaction: Loan to company in the amount of $34,276 as of December 31, 2020
  Material Terms: Amount: 34,276. This note is a demand note, with interest of 10% per year. Payments are made back and forth as necessary for business and tax treatment. Interest is charged or added to the balance at the end of the year once loan activity is finalized.

Valuation

Pre-Money Valuation: $15,045,000.00

Valuation Details:

WiTopia's valuation was calculated using several factors:

1. As a software company, WiTopia receives, and we believe will continue to receive, extremely high net margins for its services. This is mostly because of the rather sizable investment in time and capital to develop the new production versions of the VPN, our new email encryption software is complete, and capacity for a large number of new customers is ready and waiting. Now that the services are actively selling, we expect future capital needs to be significantly reduced to simply cover maintenance, additional features over time, and scaling capacity for future customers as needed.

2. Going forward, we expect the primary expense for the Company will be for new customer acquisition. We expect our cost for this to be reduced, versus our competition, due to our sales model which includes a freemium offering for consumers, built-in "virality" (as every email sent to a non-user is branded), and our "download and go" frictionless onboarding with a 30-day free trial for businesses.

3. The projected growth in the VPN services and encrypted email services space are considerable. According to Statista, the worldwide market for VPN services is projected to increase from $25.41B in 2019 to $75.59B by 2027.* As to the encrypted email market, Verified Market Research, "[t]he worldwide market for email encryption services is projected to increase from $3.86B in 2019 to $19.26B by 2027."** We believe we will be successful in capturing a noteworthy share in both of these rapidly growing markets.

4. Although valuation multiples are highly subjective and vary widely even within the same industry, we researched various experts' opinions about private cybersecurity companies. Following, are two examples:

According to Adam Street, "[e]xact revenue multiple data in the private markets is not available, but our observations indicate that hyper-growth cybersecurity companies with solid unit economics are, in some cases, commanding multiples in excess of 40x current ARR."***

In addition, according to Finerva, "[w]ith people's lives increasing[ly] moving online, we're constantly leaving behind a digital trail, which involves a rising risk for cybercrimes and an increased need for CyberSecurity. The median trailing-twelve-months (TTM) revenue multiple for CyberSecurity Companies reached the highest level in 2.5 years, at 9.3x in the third quarter of 2020."****

This, again, illustrates the subjectiveness of valuing any private company, especially early-stage businesses participating in market segments expected to experience rapid, or even "hyper," growth. Ultimately, we decided to value WiTopia at a multiple of approximately 7.5x current annual revenue.

5. Lastly, we researched comparable companies that have received investment. We decided that Virtru, https://www.virtru.com, seemed like the best comparable due to the similarity of their encrypted email product approach and their later stage of development in that space. Virtru was founded in 2012 and has received $79.8M in funding to date and has a post-money valuation of 100M-500M according to Crunchbase, https://www.crunchbase.com/organization/virtru/technology. They claim, "More than 20,000 organizations trust Virtru for data security and privacy protection." They appear to be primarily focused on the enterprise space versus our consumer through SMB focus. As such, they have no freemium offering or 30-day free trial offer. They also do not have a VPN offering, or similar service, but do seem to be expanding into providing encryption services for certain enterprise app partners and Google Drive. Considering these factors, we believe that WiTopia's pre-money valuation of approximately $15M is valid versus Virtru's post-money valuation of $100M-500M.

* https://www.statista.com/statistics/542817/worldwide-virtual-private-network-market/

** https://www.verifiedmarketresearch.com/product/e-mail-encryption-market/

*** https://www.adamsstreetpartners.com/insights/cybersecurity-update-jan-2021/

**** https://finerva.com/report/cybersecurity-2021-valuation-multiples/

The pre-money valuation has been calculated on a fully diluted basis. The total number of shares outstanding on a fully diluted basis, 8,500,000 shares, includes 8,000,000 shares of Common Stock and 500,000 shares of issued options. The Company set its valuation internally, without a formal-third party independent

evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.73 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  If company raises the minimum funding goal, 100% will be applied as working capital. This capital will finance the typical operations of the business.

If we raise the over allotment amount of $1,069,996.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  As the upgrade of the VPN service and development of the encrypted email service is complete, the majority of proceeds will be invested in the marketing and selling of the services to accelerate growth and increase revenue. This will include SEO, SEM, social campaigns, content creation to increase inbound web traffic, growth of our affiliate network, as well as other strategic paid advertising such as with online review websites.

- *Research & Development*
  16.5%
  As mentioned, primary development of the software and services is complete, but continued development will be necessary for maintenance and addition of features over time. For example, adding an administrative management interface to the encrypted email service would not only help increase sales to large companies but would also lead to enhanced features for which we could charge additional subscription fees.

- *Company Employment*
  30.0%
  It is anticipated that some additional headcount should be added to not only accelerate revenue growth as well as maintain the resulting increase of customers. The roles we are considering are Sales, Systems Administration, and Technical/Customer Support. These roles may be filled by FT or PT hires, expanding the hours of existing contractors, or outsourcing.

- *Operations*

10.0%
10% of proceeds will be spent on Operations. This will primarily include expanding data center capacity, upgrading systems, and break/fix as we obtain and maintain a more sizable customer base.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.witopia.com (https://www.witopia.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WiTopia, Inc.

[See attached]

WITOPIA INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 5, 2021

To: Board of Directors, WITOPIA INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of WITOPIA INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

WITOPIA INC.
BALANCE SHEETS
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	82,293	$	238,976
Other current assets		0		144,668
Total current assets		82,293		383,645
Fixed assets, net		22,557		2,483
Other assets, net		20,222		31,696
Total Assets	$	125,073	$	417,824
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	24,680	$	25,760
Advances from shareholder		34,276		30,847
Other current liabilities		136		0
Total Current Liabilities		59,092		56,607
Long-term notes payable		553,991		536,925
Total Liabilities		613,084		593,532
SHAREHOLDERS' EQUITY				
Common stock		40,000		40,000
Retained earnings, net of shareholder distributions		(528,010)		(215,708)
Total Shareholders' Deficit		(488,011)		(175,708)
Total Liabilities and Shareholders' Equity	$	125,073	$	417,824

WITOPIA INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 1,910,679	$ 1,957,459
Cost of revenues	721,066	706,477
Gross profit	1,189,614	1,250,983
Operating expenses		
Marketing	18,159	61,605
Payroll and benefits	514,768	434,377
Professional fees	200,078	81,672
Software development	358,004	341,705
Other general and administrative	31,861	24,635
Total operating expenses	1,122,870	943,994
Net Operating Income (Loss)	66,744	306,989
Interest (expense), net	(52,105)	(28,742)
Depreciation (expense)	(5,373)	(727)
Amortization (expense)	(11,474)	(10,865)
Other income	80,110	0
Tax (provision) benefit	–	–
Net Income (Loss)	$ 77,902	$ 266,655

WITOPIA INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock ($)	Accumulated Deficit, net of shareholder distributions	Shareholders' Equity
Balance as of January 1, 2019	**$ 40,000**	**$ (91,611)**	**$ (51,611)**
Shareholder distributions		(390,752)	(390,752)
Net Income (Loss)		266,655	266,655
Balance as of December 31, 2019	**$ 40,000**	**$ (215,708)**	**$ (175,708)**
Shareholder distributions		(390,204)	(390,204)
Net Income (Loss)		77,902	77,902
Balance as of December 31, 2020	**$ 40,000**	**$ (528,010)**	**$ (488,011)**

WITOPIA INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ 77,902	$ 266,655
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation	5,373	727
Add back: Amortization	11,474	10,865
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	144,668	(35,301)
Increase (Decrease) in accounts and credit cards payable	(1,080)	801
Increase (Decrease) in other current liabilities	136	0
Net cash used in operating activities	238,473	243,747
Investing Activities		
Expenditures on long-lived assets	(25,447)	(30,215)
Net cash used in operating activities	(25,447)	(30,215)
Financing Activities		
Shareholder distributions	(390,204)	(390,752)
Proceeds from issuing notes payable	17,066	345,609
Advances from shareholders	3,429	(2,995)
Net change in cash from financing activities	(369,709)	(48,138)
Net change in cash and cash equivalents	(156,683)	165,394
Cash and cash equivalents at beginning of period	238,976	73,582
Cash and cash equivalents at end of period	$ 82,293	$ 238,976

WITOPIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

WITOPIA INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on June 20, 2003. The Company has historically provided virtual private network services to customers but has recently repositioned its service offerings to offer encrypted email services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $82,293 and $238,976 of cash on hand, respectively.

Long-Lived Assets
Property and equipment and other intangible assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $42,779 and $34,179 of long-lived assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's

evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue as services are provided. Accordingly, the Company records the cost of the services closely associated with the activity of revenues.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is

a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT INSTRUMENTS

The Company's primary obligations relate to loans made to the Company totaling $553,991 and $536,925 as of December 31, 2020 and 2019, respectively. Several of the loans are secured by the revenue stream and require a percentage of revenues be applied against the loan balance.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has a single class of equity authorized and outstanding. The Company has authorized 10,000,000 shares of common equity. Of these authorized shares, the Company has issued 8,000,000 shares to the founders. The Company had previously issued options to purchase shares to certain individuals, however those options have expired. Separately, the Company has set aside 500,000 common shares to issue stock options against in the future.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has received advances from Company insiders totaling $34,276 and $30,847 as of December 31, 2020 and 2019, respectively. These amounts do not have a fixed maturity rate or a stated interest rate.

Other than the advances discussed above, the Company is not aware of any related-party transactions that would have a material impact on these financial statements outside the normal scope of business.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

Management’s Evaluation
Management has evaluated subsequent events through August 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

WiTopia, Inc.

Experience the internet as it should be.


witopia
Fast & easy VPN and Encrypted Email Services
Robert Jones, CPA
Your Tax Documents
ABC Title and Escrow
WiTopia Team
Starbucks Coffee
New Message
From:
To:
Subject:
Encrypt
Sign/Verify

Website | Reston, VA | TECHNOLOGY

$0.00 raised

0 Investors	**$15M** Valuation
$1.77 Price per Share	**$299.13** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At WiTopia, we want to make the internet as secure, private, and free as it was intended to be. Our VPN and email encryption services protect users' data privacy while preventing cybercrime and identity theft through easy-to-install, widely accessible technology.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Market Size: The global VPN market is expected to grow from $25.41 billion in 2019 to $75.59 billion by 2027. The global encrypted email market was valued at $3.86 billion in 2019 and is projected to reach $19.26 billion by 2027.
- Growth Opportunity: We have a solid VPN business, but when combined with our new Email Encryption service? Magical.
- Disruptive: Our new Email Encryption service is not only "cheaper, better, faster." It works with ANY email address and users can even try it for free!

OVERVIEW

It's Our Internet. Let's Take it Back!

We have designed a lightning-fast VPN and cutting-edge email encryption service to put an end to the creepy ads, identity theft, censorship, and cybercrime that you risk when logging onto the internet.

Our name is meant to represent a "wireless/wired utopia" where your internet experience is safe, secure, and private. With our newly launched encrypted email service, combined with our recent supercharging of our VPN services, we can't wait to fulfill our vision and make the internet better for everyone.


witopia
Experience the internet as it should be.
Safe, Secure, & Private.

personalVPN Global Internet Privacy

Secure & private internet access

Unblock geo-restricted content

Hide your location & IP address

secure my email powered by Witopia

Easily encrypt your current email

FREE for Gmail, Yahoo & Microsoft

GDPR & HIPAA compliant

THE PROBLEM

An Unsafe, Unsecured Internet

On today's internet, privacy, freedom, and security are under constant attack.

Internet providers, search engines, websites, major email services, and even governments capture, store, and analyze your online behavior to make you a "product" to be traded and sold. Meanwhile, censorship and content restrictions abound, subverting the fundamental freedoms the internet once promised.

Majority of Americans feel as if they have little control over data collected about them by companies and the government

% of U.S. adults who say...

	Companies	Government
Lack of Control They have very little/ no control over the data collect(s)	81%	84%
Risks Outweigh Benefits Potential risks of collecting data about them outweight benefits	81%	66%
Concern Over Data Use They are very/somewhat concerned about how collected data is used	79%	64%
Lack of Understanding about Data Use They have very little/no understanding about what companies do with the data collected	59%	78%

This is not just an issue of privacy, however. The financial impact of cybercrime is massive and email is the primary vector of attack. Email phishing, "man-in-the middle," and impersonation attacks account for some of the costliest data breaches and other scams. In fact, over a three-year period between June 2016 and July 2019, the FBI recorded 166,349 domestic and international instances of just one type of attack known as Business Email Compromise (BEC). These attacks alone resulted in a total exposed dollar loss of over **$26 billion**.

The economy is significantly impacted by cybercriminals.

June 2016 → July 2019

166,349
instances of BEC recorded by FBI

$26 Billion
total exposed dollars of loss

Despite email's ubiquity as a global communication and data archiving platform, it lags far behind the security and privacy offered by modern messaging applications. Individuals and businesses are in dire need of simple, low-cost, yet powerful tools to secure their email and online browsing.

> **Email lags far behind the security and privacy offered by modern messaging applications**

THE SOLUTION

Making VPN and Email Encryption Services Widely Available

We combine two key products/services to improve internet security and privacy:

personalVPN
Our VPN service hides your IP address and location to provide truly private browsing and searching. It also protects against hackers and cybercriminals by encrypting your internet stream and creating an additional firewall. This protects you anywhere you connect to the internet, including public wi-fi or while traveling.

Our VPN also creates a "borderless" internet where you can connect to the internet through other countries, eliminating censorship and content restrictions. Our "stealth" modes can even prevent a network or website from knowing you're using a VPN at all to avoid censorship and blocking.

Connect to the internet as it should be.

Enjoy a private, borderless, & encrypted internet with personalVPN.



SERVER LOCATION
All
By Region
Custom
Favorites
Australia
Australia - Sydney
Austria
Belgium
Brazil
Canada
VPN is On
CONNECTED
SMART LOCATION
Switzerland - Zurich
Your Public IP Address
43.189.36.151
SMART LOCATION
CHOOSE LOCATION

Enjoy truly private browsing & searching

Safely connect to wifi

Hide your IP address & location

Protection from aggressive ads & scammers

Prevent identity theft

Bypass geographical restrictions

Shop safely online

Access home country internet when traveling

Defeat censorship

Unblock websites, applications & social media

Encrypt your VoIP, chat & email

Options to add extra protection

SecureMyEmail
Through our end-to-end email encryption service, every user receives a set of unique cryptographic keys that makes communications tamper-proof. Fraudsters, impostors, and other cybercriminals cannot infiltrate or imitate them.

Our encryption is end-to-end and Zero-Knowledge. This means no one but your recipients can ever decrypt your email. This includes your ISP, email provider or, even us. Emails and attachments remain encrypted at rest or when saved. Even if someone hacks your email account, encrypted emails remain encrypted and cannot be accessed.


Encrypt your email with no need to switch your email provider

Works with your current email addresses and the setup is easy.



4 Files Detected
Insert Files
As Attachment
Inline
Send

True “zero knowledge” end-to-end email encryption.

Digitally “sign” your emails to verify them & prevent email impersonation fraud.



Jason Smith
1-50 of 159
Wire Transfer Instructions
Signed/Verified
ABC Title and Escrow
2 hours ago

THE MARKET

Massive Markets Facing Rising Cybercrime

With consumers and businesses becoming more concerned daily about their online privacy and security, along with legislation such as HIPAA and GDPR mandating the protection of personal and patient data, we believe the internet security space will continue to experience tremendous growth. The exponential increase in cybercrime, combined with the unprecedented rise in the number of remote workers, demands simple, low-cost, and easily-implemented security solutions.

> “The growth of cybercrime and rise of remote working have created new demands for easily implemented security solutions.



HACKER

Our products are set to disrupt two fast-growing markets: VPN and email encryption. According to Statista, the global VPN market is expected to grow from 25.41 billion USD in 2019 to 75.59 billion USD by 2027.



Size of the VPN Market Worldwide
(in billion U.S. dollars)
$75.59B
$25.41B
2019
2027

Email is expected to grow to 4.4 billion unique users by 2024. Meanwhile, Verified Market Research states the Email Encryption Market was valued at USD 3.86 billion in 2019 and is projected to reach $19.26 billion by 2027, growing at a CAGR of 24.01% from 2020 to 2027.


Worldwide Email Users (Billions)
4,481B
4,371B
4,258B
4,147B
4,037B
2020
2021
2022
2023
2024


Global Email Encryption Market
(in billion U.S. dollars)
$19.26B
$3.86B
2019
2027

OUR TRACTION

Proven Sales Record and a New Product Ready to Launch

The VPN service is well established and is currently generating sales of $2 million per year. We also have a proprietary server design based on FreeBSD, the same server OS used by WhatsApp and Netflix, which gives us unmatched security and scalability. We just completed a major upgrade to our network and software so we're ready for growth.

The encrypted email service is now actively selling. After our initial crowdfunding achieving 131% of our 100K goal and additional incremental investment and development over time, we are signing up new users daily. We've designed, paid for, and deployed a scalable infrastructure with what should be capacity for well over a million SecureMyEmail users to start.

$2 Million
Annual sales

$131%
of crowdfunding goal met

Because the costs of the initial infrastructure and software development have already been paid by us, and we have an existing support structure due to our VPN business, the encrypted email service could easily enjoy margins over 90% (minus customer acquisition costs which are still unknown).

We are now ready to fund our marketing and sales plan to accelerate growth and get our service to as many people as possible.

WHAT WE DO

We Provide Effective and Affordable VPN and Email Encryption Services

We offer two key products: **VPN** and **Email Encryption**.

VPN

With the VPN, a user simply purchases a subscription and installs the software/app. They can then connect to any of our VPN servers worldwide. This builds an encrypted tunnel from their device to our server, as well as assigning them a "stealth" IP address from the city and country they connect through.



12:30
personalVPN
Global Internet Privacy
Sign In
Create Account
witopia

Their data is now protected and their location and IP address is undetectable. They will also experience the internet through whichever city/country they connected through, if different than the one they are in.



Computer/ Device
Hackers/ Data Thieves
Government/ Corporate Snoops
Encrypted VPN Tunnel
Search Engines/ Aggressive Advertisers
Censors/ Content Blocks
VPN Server
Connected
Secure, Private, and Unblocked Internet

Email Encryption

For the encrypted email service, users install and set up the software on their own devices. It works with any email address, business or personal.


secure my
email
powered by Witopia
Log In
Create Account
By logging in, you agree to our
Terms of Service and Privacy Policy.

When you compose an email, you can choose to encrypt the message to your recipients. If they are a current customer, it immediately sends and they can read the message in their SecureMyEmail software. If the recipient is not a user, you decide whether or not you want to require a password to decrypt the message and how long before the message "self-destructs" (1 hour to 30 days).

The recipient receives a link in their email to click on to decrypt and read the message and securely download any attachments. They can also easily encrypt a reply, including attachments, back to you through our interface.




Install software
Choose to encrypt email
Recipient enters password to decrypt message


Encrypt
Sign/Verify

THE BUSINESS MODEL

Two Outstanding Subscription-Based Products

The VPN service is a subscription model currently generating revenue of $2 million per year. Monthly costs range from $3.06/month to $8.33/mo depending on features and length of subscription. We believe we can grow the VPN business substantially by leveraging the uniqueness and market opportunity of the encrypted email service.

personalVPN
Global Internet Privacy

Annual Revenue	Monthly Costs Per User
$2 Million	$3.06-$8.33

The encrypted email service primarily uses a "Freemium" subscription model. An individual with a single Gmail, Yahoo, or Microsoft consumer email address may use SecureMyEmail free forever. Meanwhile, paid users can encrypt up to 8 email addresses they own, business or personal, and the cost is $29.99/year or $3.99/month.

The offering of free accounts for the world's largest email providers should accelerate the building of brand awareness for the company as a whole and increase sales, not only for the email encryption service, but the VPN service as well. In addition to the increased awareness, we plan to leverage the encrypted email service as a market differentiator by offering bundled discounts and other pricing strategies with the VPN services.

secure my email
powered by Witopia

Subscription Options

1 email	up to 8 emails
Freemium	$3.99/mo $29.99/yr

HOW WE ARE DIFFERENT

Accessible, Easy-to-Use Email Encryption

We believe the VPN space is crowded because there aren't many barriers to entry. But, in our opinion, so many providers misrepresent their capabilities, ownership, and are of very poor quality. It has been reported that many misuse your data or don't even encrypt at all.

Our VPN service is well established and, with our latest upgrades, matches the performance and features of the very best VPN providers. But, we never wanted to be "one more VPN provider." We decided that, instead of spending all our profits on advertising to fight for crumbs in a hyper-competitive market, we would invest in our long-term future by building an "encrypted services provider" and support security and privacy across an entire suite of products. Our email encryption service, SecureMyEmail is the first of those services.

In our opinion, the new encrypted email service is a gigantic differentiator that will not only be a major success in its own right, but also increase VPN sales. This will be accomplished not only through increased awareness and brand-building, but via bundling and discounted pricing strategies.

Our service is compelling because DIY email encryption is hopelessly complicated, and encrypted email companies often force you to change your email address to one of theirs. With SecureMyEmail, you can, quite simply, encrypt the email address(es) you already have! The current providers that don't require a change in email address tend to only cater to businesses and are often overly complicated and expensive. In our opinion, we offer the simplicity, accessibility, and pricing individuals and businesses want.

We work with your current email addresses and the setup is easy.

We are, as they say, cheaper, better, and faster. Our beautiful software for Mac, PC, Android, and iOS ensures you can access, receive, and send your encrypted email from anywhere. Use is free for users of the major email providers, and all others receive a "no hassle" 30-day free trial.

We are cheaper, better, faster.

We work on every device.


iOS

We made sure our product is shockingly easy to set up. No payment info or talking to a salesperson is necessary. Just download and go. You'll be encrypting your email within 5 minutes. This is a VERY different approach and much more efficient than competitor's sign up process.

Again, it works with ANY email address, personal or business. There is no need to switch your email provider.

You can send encrypted email to anyone with an email address. Recipients don't need to register or download anything and can also reply with end-to-end encryption.



Send & receive end-to-end encrypted email to & from anyone.
They don't have to use SecureMyEmail as long as you do.
Send Encrypted
Very secure. Very convenient.
Send Encrypted+
Maximum security. Less convenient.
Message Password*
Password
Confirm Password*
Confirm Password
Password Hint (Optional)
Hint
Set Expiration Time
29
23
DAYS
HOURS

THE VISION

Building a Better Internet

We want to make the internet work the way it was meant to: securely, privately, and freely.

We believe the encryption infrastructure we've built has many applications beyond the current product set. Once we feel we are established in the VPN and encrypted email segments, we plan to develop other encrypted services for consumers and businesses that should add even more value to the company. This may include encrypted storage, backups, VoIP, and more.

OUR LEADERSHIP

Experienced in Go-To-Market Strategy and Passionate About Internet Security

Our team has extensive experience in the fields of information technology, network security, product development, and sales. We have a proven track record of designing and executing long term strategies in the deployment of highly-distributed network and data systems.

Simply put, we started Witopia because we believe you have the right to access the internet safely, go where you want, communicate with whom you wish, and have no one spying on you. The bottom line is, you can't have freedom without privacy.



Bill Bullock
Principal
Steve Shippa
Principal

WHY INVEST

Join Us as We Make the Internet Truly Secure, Private, and Free

Our services are not prototypes - they are ready for sale in two massive markets that are predicted to value a combined $100 billion by 2027.

Our new encrypted email service easily fixes a problem that every email-using person or business needed to solve yesterday.

We have existing capacity built for over a million users, and can potentially add millions more. All we need is the capital to build awareness and execute our sales and marketing plan.


Everyone deserves a safe, private & secure internet.

Meet Our Team



William Bullock

CEO

Bill has 28 years of experience in telecom, internet, and network security. He began his career as an Account Executive for AT&T and then, figuring the internet sounded like a promising concept, gave up his suits for jeans to work in Sales for a startup that became the first commercial internet provider. It was a good decision as UUNET (Now Verizon Business), grew to carry approximately 50% of the world's internet traffic. Within 3 years of starting, he was promoted to VP level where he built and led the core sales team responsible for sales of Internet access and network security solutions to all Commercial, Wholesale Carrier/ISPs, and the Federal and State Governments across a 10 state region, including Washington, DC. In this role, he also built specialized teams selling Web Hosting, Security Solutions, VAR/Reseller Programs, as well as managed field offices primarily focused on IP VPN and Complex Corporate Dial Solutions.

Next, in a role reporting directly to the CEO, Bill was challenged to rebuild and lead the Sales effort for UUNET's Web Hosting Division, which required significant adjustments to staff, processes, and procedures, as well as new business development - including recommendation of acquisitions and partners to enhance UUNET's managed hosting product suite. He led the core team in the organic growth of overall hosting revenue from $50 million annually to over $240 million before joining NTT/Verio as VP of Broadband Sales, where he led Sales, Sales Engineering, and Account Management. Growing weary of the corporate world, he then co-founded Full Mesh Networks, Inc in 2003. Originally focused on cloud-based WiFi Security solutions, the name was changed to WiTopia, Inc. and was an original innovator of the "personal" VPN and, now, "encrypted email for everyone" with their new SecureMyEmail service. He holds a B.A. from Clemson University in Political Science/English.



Steven Shippa

CTO

Steve has almost 30 years of experience in internet, network security, and systems engineering. Steve began his career as a Network Engineer for Telos, where he spent time as a system administrator of Mac, Windows & Unix systems as well as gaining experience with Cisco routers, local and wide area networking, and where he first experienced the "Internet."

Steve then joined internet startup UUNET Technologies (Now, Verizon Business), the world's first commercial internet provider, as a Sales Engineer. Over the next few years, Steve built and scaled the Sales Engineering team from 3 to about 150 headcount, globally, and oversaw the support and solutions design for sales revenue growth from 7M to over 6 Billion USD.

He was then chosen to lead the Internet and Systems Engineering team (250 headcount) where he had responsibility for the integration and day-to-day operation of UUNET's authentication network which supported 25 million customer sessions a day and 3 Billion USD in annual revenue at its peak.

Steve was then selected as a direct report to the CEO to help rebuild the company's struggling Web Hosting business. He managed development of the network architecture for UUNET/MCI's suite of hosting products worldwide supporting exponential revenue growth with his expertise in repeatable and scalable solutions.

He then co-founded Full Mesh Networks, Inc in 2003. Originally focused on cloud-based WiFi Security solutions, the name was changed to WiTopia, Inc. and was an original innovator of the "personal" VPN and, now, "encrypted email for everyone" with their new SecureMyEmail service. He holds a B.S. in Computer Science from Houghton College.

Offering Summary

Company	WiTopia, Inc.
Corporate Address	11654 Plaza America Dr., #316, Reston, VA 20190
Offering Minimum	$9,998.73
Offering Maximum	$1,069,996.86
Minimum Investment Amount (per investor)	$299.13

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,649
Maximum Number of Shares Offered	604,518
Price per Share	$1.77
Pre-Money Valuation	$15,045,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 10% bonus shares

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 7% bonus shares

Early Bird Bonus

Invest within the following 7 days and receive an additional 5% bonus shares

Amount-Based:

Tier 1: $1500+

Invest $1,500+ and receive 3% bonus shares.

Tier 2: $3000+

Invest $3000+ and receive 5% bonus shares.

Tier 3: $5,000+

Invest $5,000+ and receive 7% bonus shares.

Tier 4: $15,000+

Invest $10,000+ and receive 9% bonus shares.

Tier 5: $25,000+

Invest $25,000+ and receive 11% bonus shares.

Tier 6: $50,000+

Invest $50,000+ and receive 13% bonus shares.

**All perks occur when the offering is completed*

The 10% StartEngine Owners' Bonus

WiTopia, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.77 per share, you will receive and own 110 shares of Common Stock for $177.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single Bonus Shares bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WiTopia, Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STOCKHOLDER AGREEMENT

This **STOCKHOLDER AGREEMENT** (the "**Agreement**") is made and entered into as of June 25, 2021, by and among Steven A. Shippa ("**Shippa**") and William R. Bullock Jr. ("**Bullock**," and sometimes together with Shippa, the "**Stockholders**," and each individually, a "**Stockholder**") and WiTopia, Inc., a Delaware corporation (the "**Company**").

Recitals

A. The Stockholders, together, own all or substantially all, of the outstanding shares of Class A Common Stock of the Company (the "**Common Stock**" or "**Shares**"),

B. The Stockholders desire to enter into this Agreement to provide for certain limitations on the transfer or other disposition of the Shares presently owned or hereafter acquired by them, and to regulate their respective voting rights as stockholders of the Company, and the corporate governance of the Company;

Agreement

NOW, THEREFORE, in consideration of the foregoing recitals and covenants and conditions contained herein, and for good and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed between each of the parties hereto as follows:

1. Rights of First Refusal and Co-Sale Rights.

1.1 Right of First Refusal.

(a) Notice. Should any Stockholder (or a Permitted Transferee, as defined below) propose to accept one or more bona fide offers (collectively, a "**Purchase Offer**") from any persons to purchase Shares or other capital stock held by such Stockholder (the "**Shares**") (other than as set forth in Section 1.4(a) of this Agreement), such Stockholder (sometimes called a "**Selling Stockholder**") shall promptly deliver a notice (the "**Notice**") to the Company and each other Stockholder (the "**Non-selling Stockholders**") stating (i) the Selling Stockholder's bona fide intention to sell or otherwise transfer Shares; (ii) the name of each proposed purchaser or other transferee ("**Proposed Transferee**"); (iii) the number of Shares (the "**Offered Shares**") proposed to be transferred to each Proposed Transferee; (iv) the bona fide cash price or other consideration for which the Selling Stockholder proposes to transfer the Offered Shares (the "**Offered Price**"), and (v) the estimated closing date of such transfer of such shares, and the Selling Stockholder shall offer the Offered Shares at the Offered Price to the Company and the Non-selling Stockholders prior to accepting such Purchase Offer.

(b) Exercise by Company. At any time within twenty (20) days after receipt of the Notice, the Company may, by giving written notice to the Selling Stockholder and the Non-selling Stockholders, elect to purchase all or a portion of the Offered Shares, at the Company's Purchase Price determined in accordance with Section 1.1(d) below.

(c) Exercise by Non-selling Stockholders. If the Company does not choose to purchase all of the Offered Shares within twenty (20) business days after receipt of the Notice, then the Company shall so notify the Selling Stockholder and the Non-selling Stockholders, and the Non-selling Stockholders may elect by giving written notice to the Selling Stockholder within thirty (30) days after receipt of the Notice to purchase all or a portion of the Offered Shares not purchased by the Company at the Company's Purchase Price determined in accordance with Section 1.1(d) below. If the total number of Shares that the Non-selling Stockholders desire to purchase exceeds the number of Offered Shares, each Non-selling Stockholder shall be entitled to purchase such Non-selling Stockholder's Pro Rata Share of the Offered Shares (including Offered Shares not otherwise purchased by the other Non-selling Stockholders). For purposes of this Agreement, a Non-selling Stockholder's "Pro Rata Share" is the ratio that the number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by such Non-selling Stockholder bears to the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by all participating Non-selling Stockholders.

(d) Company's Purchase Price.

(i) The purchase price and the form of consideration ("**Company's Purchase Price**") for the Offered Shares to be purchased by the Company or the Non-selling Stockholder(s) shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the Company, the Selling Stockholder and the Non-selling Stockholder(s) in good faith, or, at the election of any such party, by a third party appraiser mutually agreed upon. The fees and expenses of such appraiser shall be split equally.

(ii) If the parties are unable to mutually agree upon an appraiser within ten (10) days, the Non-selling Stockholders together with the Company, on the one hand, and the Selling Stockholder, on the other hand, shall each designate an appraiser within thirty (30) days following the expiration of the ten (10) day period set forth above. If either party does not timely designate an appraiser, in writing, the determination of the cash equivalent value shall be made solely by the appraiser selected by the other party. If both parties timely designate an appraiser, both appraisers shall submit their determination of the cash equivalent value to the Company, the Non-selling Stockholder and the Selling Stockholder, as soon as practicable following the date of their respective selection. If the determinations of the cash equivalent value varies by less than ten percent (10%), then the cash equivalent value shall be the average of the two (2) determinations. If such determinations vary by ten percent (10%) or more, then the two (2) appraisers shall promptly designate a third appraiser. Each party shall pay the fees and expenses of its chosen appraiser and shall split the fees and expenses of the third appraiser. Neither the Company nor any Stockholder, nor the prior appraisers shall provide any information to the third appraiser as to the prior determinations of the cash equivalent value or otherwise influence such third appraiser's determination in any way. The third appraiser shall submit its determination of the cash equivalent value to the Company and the Stockholders as soon as practicable following the date of its selection. The cash equivalent value shall be equal to the average of the two (2) closest of the three determinations; provided, however, that if the

difference between the highest and middle determinations is no more than one hundred and five percent (105%) and no less than ninety-five percent (95%) of the difference between the middle and lowest determinations, then the cash equivalent value shall be equal to the middle determination. The determination of the cash equivalent value in accordance with the foregoing procedures shall be final and binding on the Company and each Stockholder. If any appraiser is only able to provide a range in which the cash equivalent value would exist, the average of the highest and lowest value in such range shall be deemed to be such appraiser's determination of the cash equivalent value. Each appraiser selected pursuant to the provisions of this Section shall be a qualified person with prior experience in appraising property comparable to the Company's business and who is not an interested person with respect to the Company or any applicable Stockholder.

(e) Payment. Payment of the Company's Purchase Price shall be made in cash within seventy (70) days after receipt of the Notice; provided, however, if appraisers are appointed pursuant to Section 1.1(d), such payment shall be made within the later of such seventy (70) day period and ten (10) days after the final determination of such appraisers designated pursuant to Section 1.1(d).

(f) Selling Stockholder's Right to Transfer. If all of the Offered Shares proposed in the Notice to be transferred are not purchased by the Company or the Non-selling Stockholders as provided herein, the Selling Stockholder may sell or otherwise transfer any remaining Offered Shares at the Offered Price or at a higher price and on no more favorable terms; provided, that such sale or other transfer: (i) complies with the provisions of Section 1.2 of this Agreement with respect to Co-Sale Rights; (ii) is consummated within ninety (90) days after the date of the Notice; (iii) is in accordance with all other terms of this Agreement and any other agreements, if any, between the Selling Stockholder and the Company; and (iv) is effected in accordance with any applicable securities laws. If the Offered Shares described in the Notice are not transferred to the Proposed Transferee within such period, a new Notice shall be given to the Company and the Non-selling Stockholders, and the Company and the Non-selling Stockholders shall again be offered a Right of First Refusal before any Offered Shares held by the Selling Stockholder may be sold or otherwise transferred.

1.2 Co-Sale Rights. If the Proposed Transferee (which is neither a Stockholder or an Affiliate of a Stockholder) has offered to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Stockholders sufficient to cause a Change in Control, to the extent the Company and the Non-selling Stockholders decline or otherwise fail to exercise their rights of first refusal in full with respect to the Offered Shares, each Non-selling Stockholder may participate in the Selling Stockholder's transfer of the Offered Shares by giving written notice of its election to do so to the Selling Stockholder and the Company within thirty (30) days after its receipt of the Notice. Each such participating Non-selling Stockholder ("**Participating Stockholder**") shall then have the right to sell to the Proposed Transferee, at the same price and on the same terms as the Selling Stockholder, a number of shares (the "**Co-Sale Shares**") equal to (i) the total number of Shares owned by the Participating Stockholder, multiplied by (ii) the percentage represented by the ratio of the number of Shares being sold by the Offered Stockholders to the total number of Shares owned by such Offered Stockholders, all on an as converted. To the extent that the Proposed Transferee

refuses to purchase shares from the Participating Stockholders, the Selling Stockholder shall purchase such shares or other securities from the Participating Stockholders, on the terms set forth herein, concurrently with his sale of the Offered Shares to the Proposed Transferee. In connection with any co-sale effected pursuant to this Section 1.2, the Participating Stockholders shall enter into an agreement with the purchaser on terms and conditions identical, to the extent feasible, with the agreement entered into by the Selling Stockholder providing representations and warranties and other terms and conditions agreed to by the Selling Stockholder. For purposes hereof, "**Change in Control**" shall be deemed to occur as a result of the bona fide sale of Shares, in one or a series of arm's length transactions, if as a result of such sale, less than a majority of the combined voting power of the outstanding securities of the Company immediately after such sale are held in the aggregate by the holders of voting stock of the Company immediately prior to such transaction.

1.3 Drag Along Rights. If a Proposed Transferee (which is neither a Stockholder or an Affiliate of a Stockholder) agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Stockholders sufficient to cause a Change in Control, and the Non-selling Stockholders and the Company do not exercise their right to purchase the Offered Shares under Section 1.1, the Selling Stockholders or any of them shall have the right to compel the Non-selling Stockholders to participate in the sale to the Proposed Transferee at the same time and on the same terms and conditions as offered to the Selling Stockholders. If the Selling Stockholders exercise the rights provided by this Section, the Selling Stockholders shall provide written notice to the Non-selling Stockholders at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the Proposed Transferee and the number of Shares proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Proposed Transferee (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Non-selling Stockholders shall be required to sell a number of Shares to the Proposed Transferee equal to (x) the total number of Shares owned by such Non-selling Stockholder, multiplied by (y) the percentage represented by the ratio of the number of Shares being sold by the Selling Stockholders to the total number of Shares owned by the Selling Stockholders, all on an as converted basis. Notwithstanding the foregoing, a Stockholder need not participate in such sale if the Stockholder is required to provide joint and several indemnification to the Proposed Transferee, or is required to indemnify the Proposed Transferee for damages in an amount equal to more than the Stockholder's pro rata share of damages based on the percentage of the Company's outstanding shares of common stock on a fully diluted basis, which are owned by such Stockholder.

1.4 Permitted Transfers and Other Provisions.

(a) Permitted Transfers. The provisions of Sections 1.1, 1.2 and 1.3 of this Agreement shall not pertain or apply to: (i) any transfer by a Stockholder of all or any portion of its Shares to a trust for the benefit of the Stockholder or the Stockholder's descendants or spouse (provided that the transferring Stockholder continues to have sole voting control over the Shares); (ii) any transfer by a Stockholder which is an entity, to an individual controlling such Stockholder as of the date hereof, (iii) any transfer by a Stockholder which is an entity, to another entity controlled by the individual which controls such Stockholder as of the date hereof;

or (iv) any transfer by a Stockholder which is an individual, to an entity controlled by such individual; provided, in each case, that the Stockholder(s) shall inform the Company and the Non-selling Stockholders of such transfer prior to effecting it, and the transferee or donee (each a "**Permitted Transferee**") shall furnish the Non-selling Stockholders and the Company with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the Stockholders.

(b) Assignment of Rights. The rights of any of the Stockholders set forth in this Section 1 may be transferred or assigned in connection with a permitted transfer pursuant to Section 1.4(a); provided, that the Company is furnished with written notice of such transfer or assignment and the transferee or assignee enters into an agreement with the Stockholders and the Company to be bound by and comply with all the provisions of this Agreement.

(c) No Adverse Effect. The exercise or non-exercise of the rights of the Company and the Stockholders pursuant to this Section 1 in one transaction shall not adversely affect their rights to participate in subsequent transactions by a Stockholder

(d) **Counterpart**. Notwithstanding anything in the contrary set forth herein, as a condition to any Transfer under this Section, the transferee shall countersign a copy of this Agreement, or otherwise agree to be bound by the terms and conditions set forth herein.

2. Transfer Restrictions.

2.1 Prohibited Transfers. Any attempt by a Stockholder to transfer Shares in violation of Sections 1.1, 1.2 or 1.3, of this Agreement shall be void and the Company agrees it will not affect such a transfer nor will it treat any alleged transferee as the holder of such Shares. In addition, each of the Stockholders agrees that it will not hypothecate or otherwise create or suffer to exist any lien, claim or encumbrance upon any of its Shares at any time subject hereto, other than the encumbrance created by this Agreement, and other than an encumbrance required in connection with obtaining financing for the Company.

2.2 Stop Transfer Instructions. Each Stockholder agrees, to ensure compliance with the restrictions referred to herein, that the Company shall issue appropriate "stop transfer" instructions to the transfer agent for the Company's securities and that, if the Company acts as transfer agent for its own securities, it shall make appropriate notations to the same effect in its records.

2.3 Market-Standoff Agreement.

(a) Lock-Up Agreement. In connection with any public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the Company's securities, each Stockholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company, however or whenever acquired (other than those included in the registration), without the prior written consent of the Company or such underwriters, as the case may be, for such period of time not to exceed 90 days from the effective date of such registration (or 180 days in

the case of the Company's initial public offering), and to execute an agreement reflecting the foregoing, as may be requested by the underwriters at the time of the Company's public offering.

(b) Limitations. The obligations described in Section 2.3(a) shall not apply to (i) a registration relating solely to employee benefit plans, or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act, or (ii) transfers by any Stockholder pursuant to the registration statement for the public offering.

(c) Stop-Transfer Instructions. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the securities of each Stockholder (and the securities of every other person subject to the restrictions in Section 2.3(a)).

(d) Transferees Bound. Each Stockholder agrees that it will not transfer any of its Shares unless each transferee agrees in writing to be bound by all of the provisions of this Section 2.3.

3. Buy/Sell Provisions

3.1 Buy/Sell Events. The following events shall constitute "Buy/Sell Events":

(a) Prohibited Transfers and Encumbrance. Except for Permitted Transfers under Section 1.4(a), a transfer or encumbrance, by a Stockholder of all or any portion of such Stockholder's Shares in violation of the provisions of Sections 1 or 2.

(b) Bankruptcy or Insolvency. The rendering, by a court with appropriate jurisdiction, of a decree or order (i) adjudging a Stockholder bankrupt or insolvent, or (ii) approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition, or similar relief for a Stockholder under the federal bankruptcy laws or any other similar applicable law or practice; provided, that such decree or order shall remain in force, undischarged and unstayed, for a period of at least ninety (90) days.

(c) Appointment of Receiver. The rendering, by a court with appropriate jurisdiction, of a decree or order (i) for the appointment of a receiver, a liquidator, or a trustee or assignee in bankruptcy or insolvency of a Stockholder, or for the winding up and liquidation of such Stockholder's affairs; provided, that such decree or order shall have remained in force undischarged and unstayed for a period of sixty (60) days, or (ii) for the sequestration or attachment of any property of a Stockholder without its return to the possession of such Stockholder or its release from such sequestration or attachment within sixty (60) days thereafter.

(d) Bankruptcy Proceedings. A Stockholder (i) institutes proceedings to be adjudicated a voluntary bankrupt or an insolvent, (ii) consents to the filing of a bankruptcy proceeding against such Stockholder, (iii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition, or similar relief for such Stockholder under the federal bankruptcy laws or any other similar applicable law or practice, (iv) consents to the filing of any such petition, or to the appointment of a receiver, a liquidator, or

a trustee or assignee in bankruptcy or insolvency for such Stockholder or a substantial part of such Stockholder's property, (v) makes an assignment for the benefit of such Stockholder's creditors, (vi) admits in writing such Stockholder's inability to pay such Stockholder's debts generally as they become due, or (vii) takes any action in furtherance of any of the aforesaid purposes.

(e) **Loss of Sole Voting Control**. With respect to any Shares transferred by a Stockholder to a trust pursuant to Section 1.4(a)(i) hereof, the loss of sole voting control over such Shares by the transferring Stockholder or such Shares becoming no longer subject to such trust, unless such Shares are returned to the original transferor thereof or to an entity controlled by the original transferor thereof.

(f) **Death**. The death of any Stockholder, if in connection therewith, the Person to which Shares are transferred does not execute an irrevocable voting proxy in favor of the Person designated by the Board of Directors, within ten (10) days after receiving a request to execute such voting proxy.

(g) **Termination of Employment**. The termination of any Stockholder, for any reason, of his or her employment or engagement as an independent contractor, with the Company or any of the Company's affiliates.

The "Defaulting Stockholder" shall be: (i) in the case of the occurrence of the event referenced in Section 3.1(a), the Stockholder that has transferred all of any portion of such Stockholder's Shares contrary to the provisions of Section 1 or 2; (ii) in the case of the occurrence of any of the events referenced in Sections 3.1(b), (c), or (d), the Stockholder that is subject to such court decree or order or has instituted such proceedings or filed such petitions or who is insolvent, (iii) in the case of the occurrence of the events referenced in Section 3.1(e), the applicable trust, and (iv) in the case of the occurrence of the events referenced in Section 3.1(f), the failure of the recipient of such Shares to execute a voting proxy as set forth in Section 3.1(f). The "Non-Defaulting Stockholder" shall be any Stockholder who is not a Defaulting Stockholder.

3.2 **Rights Arising From an Buy/Sell Event**. Upon the occurrence of an Buy/Sell Event set forth in Sections 3.1(a) – (f), the Non-Defaulting Stockholders shall have the right, but not the obligation, to implement the buy/sell procedures set forth in this Section 3 by giving written notice ("Buy/Sell Election Notice") thereof to the Defaulting Stockholder within thirty (30) days following the date the Non-Defaulting Stockholders receive notice or obtain actual knowledge of the occurrence of such Buy/Sell Event.

3.3 **Determination of the Purchase Price**. The Purchase Price (as defined in Section 3.5) for the Defaulting Stockholder's stock upon an Buy/Sell Event shall be determined in accordance with Section 3.5.

3.4 **Options to Purchase Stock**.

(a) **Company's Option Pursuant to Section 3.2(a)**. For a period of thirty (30) days after the determination of the Purchase Price for any repurchase pursuant to

Section 3.2(a), the Non-Defaulting Stockholder shall have the right, but not the obligation, to purchase any of the stock of the Defaulting Stockholder (the "Defaulting Stockholder's Offered Stock") for the Purchase Price thereof, and on the terms and conditions set forth in Sections 3.1-3.4 by giving written notice thereof to the Defaulting Stockholder within such thirty (30)-day period. Failure by the Non-Defaulting Stockholders to timely give written notice exercising its right to purchase set forth in this Section 3.4(a) shall be deemed an election by the Non-Defaulting Stockholders to waive such right to purchase.

(i) If the total number of shares specified in such written notices to the Defaulting Stockholder exceeds the Defaulting Stockholder's Offered Stock, each Non-Defaulting Stockholder that elected to purchase shares shall be entitled to purchase such proportion of the Defaulting Stockholder's Offered Stock as the number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) which he or she holds bears to the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by all Stockholders desiring to purchase the shares.

(ii) If all of the Defaulting Stockholder's Offered Stock is not disposed of under such apportionment, each Non-Defaulting Stockholder desiring to purchase shares in excess of his or her proportionate share, as provided in Section 3.4(b)(i), shall be entitled to purchase such proportion of those shares which remain thus undisposed of, as the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) which he or she holds bears to the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by all of the Non-Defaulting Stockholders desiring to purchase shares in excess of those to which they are entitled under such apportionment.

(iii) Failure by a Non-Defaulting Stockholder to timely give written notice exercising such Non-Defaulting Stockholder's right to purchase set forth in this Section 3.4(b) shall be deemed an election by such Non-Defaulting Stockholder to waive such right to purchase.

3.5 Purchase and Price Terms.

(a) Determination of Purchase Price. In the case of a Buy/Sell Event, the purchase price for the Defaulting Stockholder's Offered Stock (the "Purchase Price"), shall be based on the enterprise value of the Company multiplied by the percent that the Defaulting Stockholder's Offered Stock bears to the outstanding capital stock of the Company, on a fully diluted basis, as determined by mutual agreement of the Board of Directors and the Defaulting Stockholder. If the parties cannot reach an agreement on the value within 30 days' notice of exercise of the Option, then the Board of Directors will appoint a qualified independent appraiser (subject to the Defaulting Stockholder's reasonable approval) to determine the value of Defaulting Stockholder's Interest (without reference to discounts for minority ownership). The Defaulting Stockholder shall sell the Defaulting Stockholder's Interest at such value within 30 days after determination of the price, unless the exercise of the option is withdrawn within 15 days after the appraiser determines the value. Notwithstanding anything else set forth herein, in the event of an

Buy/Sell Event triggered pursuant to Section 3.1(b), (c) or (d), the Purchase Price shall be reduced by 50%.

(b) **Closing and Payment of Purchase Price**. The closing of a purchase and sale pursuant to this Section 3, shall be held at the principal office of the Company in the State of Georgia (or such other office as is designated by the purchasing parties) on or before the one hundred and twentieth (120th) day after the delivery of the first notice of such purchasing parties' election to purchase the Selling Party's Stock in accordance with Sections 3.1-3.5, as applicable. If the Purchase Price is less than $50,000, the Purchase Price will be paid in cash at the closing. If the Purchase Price is $50,000 or more, the Purchase Price will be paid as follows: (a) $50,000 in immediately available funds at the closing, and (b) the balance through the issuance by the purchasing stockholder(s) to the Defaulting Stockholder of a promissory note for the balance, payable in equal monthly installments of principal and interest over 36 months. The interest rate will be prime interest rate on the date of the promissory as stated by primary banking institution utilized by the Company. The promissory note will be unsecured and will contain provisions that the principal amount and any accrued and unpaid interest may be pre-paid without any notice, penalty or premium.

(c) **Condition to Any Transfer**. Payment for any shares of stock to be purchased pursuant to Sections 3.1-3.5, as applicable, shall be conditioned upon the Selling Party's delivery of the stock to the purchasing entities free and clear of all liens, security interests and competing claims (other than the security interest granted pursuant to Section 3.5(b) above). Any transferee entity shall accept the stock subject to all the restrictions, terms and conditions contained in this Agreement. Notwithstanding any other provision of this Agreement, no purchase and sale of stock pursuant to 3.1-3.5 shall be permitted if such purchase and sale would result in (i) a breach of or violation in any transfer restrictions contained in any loan documentation (and/or guaranty) relevant to any indebtedness encumbering all or any portion of the assets of the Company and/or any other agreement governing the Company, or (ii) the violation of any state laws prohibiting the Company from repurchasing its stock, and such transfer restrictions are not waived, if a waiver is permitted, by the Non-Defaulting Stockholders in the case of an Buy/Sell Event (which consent may be withheld in each such Stockholder's sole and absolute discretion), the applicable lender and/or the parties to such agreement, as the case may be.

4. **Voting and Deadlock Resolution**.

4.1 Voting Agreement. Each of the Stockholders and their transferees, shall vote all of such Stockholder’s shares of voting stock and shall take all other necessary or desirable actions within such Stockholder’s control (whether in such Stockholder’s capacity as a stockholder of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy, execution of written consents in lieu of meetings and voting such Stockholder’s shares to cause the Company to take all necessary and desirable actions within its control, including, without limitation, calling special board and stockholder meetings) to:

(a) Maintain a Board of Directors having 2 members (the “**Board**”);

(b) As long as Shippa continues to hold at least 50% of the Shares held by Shippa as of the date hereof (subject to adjustments for stock splits, stock dividends, and the like), elect to the Board one (1) director nominated by Shippa; and

(c) As long as Bullock continues to hold at least 50% of the Shares held by Bullock as of the date hereof (subject to adjustments for stock splits, stock dividends, and the like), elect to the Board one (1) director nominated by Bullock.

(e) Remove from the Board, without cause, any director, only when in compliance with the laws of the State of Delaware.

4.2 Deadlock Resolution. Any deadlock in the vote of the Directors that cannot be resolved by the Stockholders (a "**Dispute**"), shall be resolved as follows: The Dispute shall be submitted to final and binding arbitration in Fairfax County, Virginia, administered by JAMS, or its successor, in accordance with the rules and procedures of JAMS then in effect. The Stockholders agree that any and all Disputes that are submitted to arbitration in accordance with this Section shall be decided by one (1) neutral arbitrator who is a retired judge or attorney licensed to practice law in Delaware and who is experienced in commercial transactions. The directors and the Company will cooperate with JAMS and with one another in selecting an arbitrator from the JAMS panel of neutrals and in scheduling the arbitration proceedings. If the directors are unable to select the arbitrator within ten (10) business days after receipt of the arbitration notice, then JAMS shall designate the arbitrator. The arbitration shall be conducted in accordance with the rules and procedures of JAMS then in effect. Any director may commence the arbitration process by filing a written demand for arbitration with JAMS, with a copy to the other directors. Each of the directors will participate in the arbitration in good faith, and the Company shall pay the administrative costs and arbitrator's fees associated with the arbitration. The arbitrator shall apply Delaware law without reference to conflicts of laws principles. Any award issued as a result of such arbitration shall be final and binding between the Stockholders and the Company, and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. Each Stockholder expressly acknowledges and understands that by entering into this Agreement, such Stockholder is waiving its rights to have any Dispute adjudicated by a court or by a jury.

5. Termination. This Agreement shall terminate upon the earliest to occur of any one of the following events (and shall not apply to any transfer by a Stockholder in connection with any such event):

5.1 The liquidation, dissolution or indefinite cessation of the business operations of the Company;

5.2 The execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company;

5.3 Other than Section 2.3 which shall not terminate upon such event, the closing of a firm commitment underwritten public offering by the Company of shares of its Common Stock;

5.4 Other than Section 2.3 which shall not terminate upon such event, upon the consummation of a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company, which shall include (a) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (b) the consummation of the reorganization, merger or consolidation of the Company or a subsidiary of the Company with or into another entity, or an acquisition of this Company effected by an exchange of outstanding securities of this Company (except a reorganization, merger, consolidation, or exchange of securities in which the holders of capital stock of the Company immediately prior to such transaction continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity after such transaction; provided, that a transaction shall not be deemed a liquidation, dissolution or winding up of the Company if its sole purpose is to change the state of the Company's incorporation); or

5.5 With the agreement of each of the Stockholders.

6. Miscellaneous.

6.1 Successors and Assigns. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, the parties' respective successors, assigns and legal representatives.

6.2 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of (i) the Company, and (ii) all of the Stockholders. Any amendment or waiver effected in accordance with this Section 6.2 shall be binding upon the Company and the Stockholders, and each of their respective successors and assigns.

6.3 Notices. Unless otherwise provided, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by fax (upon customary confirmation of receipt) or electronic mail, or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address, facsimile number or electronic mail address as set forth on the signature page hereof, or as subsequently modified by written notice.

6.4 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

6.5 Governing Law; Venue. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts in of Cincinnati, Ohio, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement; (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement, except in the federal and state courts in Cincinnati, Ohio; and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.6 Remedies. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief, with notice and without the necessity of posting a bond, and that, if any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

6.7 Independent Advice of Counsel. Each of the Stockholders acknowledges that legal counsel for the Company has prepared this Agreement, and that the Stockholders have been advised to consult with, and have had the opportunity to consult with, independent legal counsel, prior to executing this Agreement

6.8 Attorney's Fees. If a dispute arises with respect to this Agreement, the party prevailing in such dispute shall be entitled to recover all expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred in ascertaining such party's rights, in preparing to enforce, or in enforcing such party's rights under this Agreement, whether or not it was necessary for such party to institute.

6.9 Counterparts. This Agreement may be executed in two or more counterparts and via facsimile, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by fax shall be equally as effective as delivery of an executed hard copy of the same. Any party doing so shall also deliver an executed hard copy of same, but the failure by such party to deliver an executed hard copy shall not affect the validity, enforceability and binding effect of this Agreement.

6.10 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.11 Entire Agreement. This Agreement and the other agreements referenced herein constitute the entire agreement among the parties hereto pertaining to the subject matter

hereof and thereof, and any and all other written or oral agreements relating to the subject matter hereof and thereof existing among the parties hereto are expressly canceled.

[SIGNATURES ON FOLLOWING PAGE]

The parties have executed this Agreement as of the date first written above.

Steven A. Shippa

Address: 1010 Parshall Rd.
Berryville, VA 22611
Email: steve@witopia.net

William R. Bullock Jr.

Address: 1300 Sawbridge Way
Reston, VA 20194
Email: bill@witopia.net

WITOPIA, INC.

By: ______________________
William R. Bullock Jr., CEO